

July 12, 2012

<u>Via E-mail</u>
David Alberga, CEO
The Active Network, Inc.
10182 Telsis Court, Suite 100
San Diego, California 92121

      Re: **The Active Network, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 16, 2012
           File No. 001-35187

Dear Mr. Alberga:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Mark P. Shuman

                    Mark P. Shuman
                    Branch Chief - Legal